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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4

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                         ISSUER TENDER OFFER STATEMENT
      PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                     SKYLINE MULTIMEDIA ENTERTAINMENT, INC.
                                (NAME OF ISSUER)
                     SKYLINE MULTIMEDIA ENTERTAINMENT, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

               REDEEMABLE CLASS B COMMON STOCK PURCHASE WARRANTS
                         (TITLE OF CLASS OF SECURITIES)

                                   83083P126
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                 ZALMAN SILBER
                                 PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                     SKYLINE MULTIMEDIA ENTERTAINMENT, INC.
                                350 FIFTH AVENUE
                            NEW YORK, NEW YORK 10118
                                 (212) 564-2224

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                            ------------------------

                                AUGUST 11, 1997
                      (DATE TENDER OFFER FIRST PUBLISHED,
                       SENT OR GIVEN TO SECURITY HOLDERS)
                              PAGE 1 OF 4 PAGES
                           EXHIBIT INDEX AT PAGE 3

                           CALCULATION OF FILING FEE


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         Transaction Valuation                  Amount of Filing Fee(1):
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              $673,126.00                               $135.00
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 1. In accordance with Rule 240.0-11(b)(2) and Rule 240.0-11(a)(4) under the
    Securities Exchange Act of 1934, the filing fee was calculated based upon the closing bid price of $2.625 per share of Common Stock, multiplied by 256,429, the maximum number of shares of Common Stock sought to be exchanged pursuant to the exchange offer.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
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     This Issuer Tender Offer Statement on Schedule 13E-4 (this 'Statement') is being filed by Skyline Multimedia Entertainment, Inc. (the 'Company'), a New York corporation, and relates to the offer by the Company to holders of its outstanding Redeemable Class B Warrants (the 'Class B Warrants'), upon and subject to the terms and conditions set forth in the Offering Circular, dated August 11, 1997 (the 'Offering Circular'), being filed as Exhibit (a)(i) herein, of one newly issued share of the Company's common stock, par value $.001 per share (the 'Common Stock'), in exchange for each 7 outstanding Class B Warrants (the 'Exchange Offer'). Capitalized terms used but not otherwise defined herein have the meaning ascribed to such terms in the Offering Circular.

ITEM 1. SECURITY AND ISSUER.

     (a) The issuer of the securities to which this Statement relates is the Company. The principal executive offices of the Company are located at 350 Fifth Avenue, New York, New York 10118.

     (b) The information set forth in 'Summary' and 'The Exchange Offer' in the Offering Circular is specifically incorporated herein by reference.

     (c) The information set forth in 'Market and Trading Information' in the Offering Circular is specifically incorporated herein by reference.

     (d) This Statement is being filed by the Company.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in 'The Exchange Offer' in the Offering Circular is specifically incorporated herein by reference.

     (b) No funds are, or expect to be, borrowed for the purpose of the Exchange Offer.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in 'Background and Purposes of the Exchange Offer; Certain Effects' in the Offering Circular is specifically incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in 'Summary--Intention of Directors and Officers' and 'Description of Securities' in the Offering Circular is specifically incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in 'Description of Securities' in the Offering Circular is specifically incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.


     The information set forth in 'The Exchange Offer' in the Offering Circular is specifically incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a)(l) The information set forth in the Company's 1996 Form 10-KSB, attached as Exhibit A to the Offering Circular is specifically incorporated herein by reference.

     (a)(2) The information set forth in the Company's March 31, 1997 Form 10-QSB, attached as Exhibit B to the Offering Circular is specifically incorporated herein by reference.

     (a)(3) Not applicable.

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     (a)(4) The information set forth under 'Pro Forma Unaudited Financial
Information' in the Offering Circular is specifically incorporated herein by reference.

     (b)(1)-(3) The information set forth under 'Pro Forma Unaudited Financial Information' in the Offering Circular is specifically incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (a) The information set forth in 'Description of Securities' in the Offering Circular is specifically incorporated herein by reference.

     (b) Not applicable.

     (c) The information set forth in 'Background and Purposes of the Exchange Offer; Certain Effects' in the Offering Circular is specifically incorporated herein by reference.

     (d) None.

     (e) Reference is made to the Offering Circular, which is specifically incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     (a)(i)   Offering Circular dated August 11, 1997

     (a)(ii)  Form of Letter of Transmittal

     (a)(iii) Letter to Brokers, Securities Dealers, Commercial Banks, Trust Companies and Other Nominees

     (a)(iv)  Letter to Clients

     (a)(v)   Form of Notice of Guaranteed Delivery


     (a)(vi)  Press release, dated July 2, 1997

     (a)(vii) Press release, dated July 9, 1997

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

                                       3

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          SKYLINE MULTIMEDIA ENTERTAINMENT, INC.


                                          By:       /s/ ZALMAN SILBER
                                             -----------------------------------
                                                       Zalman Silber
                                               President and Chief Executive
                                                         Officer

Dated: August 8, 1997

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